Exhibit 99.2

Consent of Qualified Person

I, Falong Hu, consent to the public filing of the technical report titled, Technical Report on Gaocheng Silver- Lead-Zinc Project in Guangdong Province, China and dated 20 July 2024, which is effective on 30 June 2024 (the “Technical Report”) by Silvercorp Metals Inc..

I also consent to any extracts from or a summary of the Technical Report in the August 27, 2024 news release of Silvercorp Metals Inc..

I certify that I have read news release on August 27, 2024 being filed by Silvercorp Metals Inc. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this August 27, 2024. Regards

SRK Consulting China Ltd Falong Hu, FAusIMM, PMP

" Falong Hu"

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Qualified Person Signature

Principal Consultant (Mining)